

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 8, 2009

Mr. Ralph Sheridan
President and Director
Good Harbor Partners Acquisition Corp.
79 Byron Road
Weston, MA 02493

Re: **Good Harbor Partners Acquisition Corp.**
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
File No. 0-51693

Dear Mr. Sheridan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: David N. Feldman, Esq.
Feldman LLP
Via Facsimile (212) 997-4242